UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 56)*
THE WENDY’S COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

95058W100
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95058W100 Page 2
1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 41,217,239
	9	SOLE DISPOSITIVE POWER (See Item 5) 9,952,991
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 41,217,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.24%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended on April 3, 2022 (the “Form 10-Q”).

CUSIP NO. 95058W100 Page 3
1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 41,010,550
	9	SOLE DISPOSITIVE POWER (See Item 5) 5,477,809
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 41,010,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.14%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 4
1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 240,365
	8	SHARED VOTING POWER (See Item 5) 25,333,339
	9	SOLE DISPOSITIVE POWER (See Item 5) 240,365
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,333,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,573,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 5
1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,333,339
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,333,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,333,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 6
1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,333,339
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,333,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,333,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 7
1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 12,798
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 12,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 12,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 8
1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 12,798
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 12,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 12,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 9
1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 8,119,702
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 8,119,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 8,119,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 10
1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 13,581,876
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 13,581,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 13,581,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 11
1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,172,869
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,172,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,172,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 12
1	NAME OF REPORTING PERSON Matthew Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 83,266
	8	SHARED VOTING POWER (See Item 5) 327,827
	9	SOLE DISPOSITIVE POWER (See Item 5) 83,266
	10	SHARED DISPOSITIVE POWER (See Item 5) 327,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 411,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 13
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund G-II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 663,203
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 663,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 663,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 14
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund G-III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 162,088
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 162,088
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 162,088
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 15
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,620,803
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,620,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,620,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

CUSIP NO. 95058W100 Page 16
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-C, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1327448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Form 10-Q.

AMENDMENT NO. 56 TO SCHEDULE 13D

This Amendment No. 56 (“Amendment No. 56”) amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, as amended by Amendment No. 44 dated June 3, 2015 (“Amendment No. 44”), as amended by Amendment No. 45 dated June 18, 2015, as amended by Amendment No. 46 dated June 25, 2015, as amended by Amendment No. 47 dated July 8, 2015, as amended by Amendment No. 48 dated July 20, 2015, as amended by Amendment No. 49 dated December 15, 2015, as amended by Amendment No. 50 dated December 6, 2016, as amended by Amendment No. 51 dated June 6, 2017, as amended by Amendment No. 52 dated February 27, 2018, as amended by Amendment No. 53 dated May 16, 2018, as amended by Amendment No. 54 dated March 7, 2019, and as amended by Amendment No. 55 (“Amendment No. 55”) dated August 16, 2019 (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement.

Item 2. Identity and Background

Since the filing of Amendment No. 55, Fund-C has sold all of the shares of Common Stock beneficially and directly owned by it for portfolio management purposes.  As a result, following this Amendment No. 56, Fund-C will no longer be a Filing Person and references to the “Trian Entities” shall no longer include Fund-C.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 55, Mr. Peltz, in his capacity as a director of the Company, received 816 shares of Common Stock on October 1, 2019, 773 shares of Common Stock on January 2, 2020, 1,102 shares of Common Stock on March 31, 2020, 769 shares of Common Stock on June 30, 2020, 786 shares of Common Stock on September 30, 2020, 755 shares of Common Stock on January 6, 2021, 819 shares of Common Stock on April 7, 2021, 1,077 shares of Common Stock on July 8, 2021, 1,011 shares of Common Stock on October 5, 2021, 997 shares of Common Stock on January 6, 2022 and 1,042 shares of Common Stock on April 5, 2022, and Mr. May, in his capacity as a director of the Company, received 1,220 shares of Common Stock on October 1, 2019, 1,156 shares of Common Stock on January 2, 2020, 1,650 shares of Common Stock on March 31, 2020, 1,151 shares of Common Stock on June 30, 2020, 1,176 shares of Common Stock on September 30, 2020, 1,130 shares of Common Stock on January 6, 2021, 1,226 shares of Common Stock on April 7, 2021, 1,268 shares of Common Stock on July 8, 2021, 1,274 shares of Common Stock on October 5, 2021, 1,256 shares of Common Stock on January 6, 2022, and 1,405 shares of Common Stock on April 5, 2022 and Mr. M. Peltz, in his capacity as a director of the Company, received 942 shares of Common Stock on October 1, 2019, 893 shares of Common Stock on January 2, 2020, 1,274 shares of Common Stock on March 31, 2020,  889 shares of Common Stock on June 30, 2020, 908 shares of Common Stock on September 30, 2020, 872 shares of Common Stock on January 6, 2021, 947 shares of Common Stock on April 7, 2021, 1,027 shares of Common Stock on July 8, 2021, 1,017 shares of Common Stock on October 5, 2021, 1,002 shares of Common Stock on January 6, 2022, and 1,140 shares of Common Stock on April 5, 2022, in each case from the Company in lieu of board of directors and committee retainer fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan or 2020 Omnibus Award Plan.

Since the filing of Amendment No. 55, each of Messrs. Peltz, May and M. Peltz, in their capacities as directors of the Company, received 95 shares of Common Stock on December 9, 2019, 174 shares of Common Stock on November 3, 2020, and 96 shares of Common Stock on February 26, 2021, and Mr. M. Peltz in his capacity as a director of the Company, also received 84 shares of Common Stock on June 15, 2021 and 272 shares of Common Stock on March 28, 2022, in each case from the Company in lieu of committee meeting fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan or 2020 Omnibus Award Plan.

Since the filing of Amendment No. 55, each of Messrs. Peltz, May and M. Peltz received 5,280 restricted shares of Common Stock on May 27, 2020, 5,341 restricted shares of Common Stock on May 18, 2021 and 8,641 restricted shares of Common Stock on May 18, 2022, in each case upon their re-election to the Board of Directors pursuant to the terms of the Company’s 2010 Omnibus Award Plan or 2020 Omnibus Award Plan.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Filing Persons hold a significant equity investment in the Company. The Filing Persons acquired securities of the Company because they believe that the Company’s securities represent an attractive investment opportunity. The Filing Persons have reviewed and continue to review alternatives with respect to their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position, results of operations, strategic direction, price levels of the Common Stock, actions taken by the board of directors (the “Board”) and management of the Company, the Filing Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Filing Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Persons may, from time to time and at any time, either alone or as part of a group, seek to (a) acquire additional securities of the Company (including through derivative securities or other instruments that are convertible into or exchangeable for securities of the Company), through open-market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Company (or related derivative securities or instruments) owned by the Filing Persons, in the open market, in privately negotiated transactions or otherwise, (c) enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Company (which instruments or agreements may or may not affect the Filing Persons’ beneficial ownership in securities of the Company), or (d) consider, review, evaluate, propose or take any other actions with respect to their investment in the Company as they deem appropriate, which could involve, relate to or result in one or more of the matters described or referred to in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D.

From to time, the Filing Persons have engaged, and intend to continue to engage, in discussions with the Board and/or management of the Company regarding various strategic and operational initiatives that the Filing Persons believe can generate or enhance shareholder value. Such initiatives may include recommendations relating to the Company’s strategic direction, operations, capital or organizational structure, technology, unit development strategy, product offerings, talent development and retention strategies, capital allocation and dividend policies, and corporate governance (such as the composition of the Company’s Board or management, changes to the Company’s organizational documents and executive compensation design).

In the course of their discussions with the Board and management of the Company regarding the foregoing matters, on May 24, 2022, the Filing Persons advised the Board that they intend to explore and evaluate the possibility of the Filing Persons’ (or one or more of their affiliates’) participating, alone or with third parties, in a potential transaction with respect to the Company to enhance shareholder value. Such a potential transaction could include an acquisition, business combination (such as a merger, consolidation, tender offer or similar transaction) or other transaction that would result in the acquisition of control of the Company by the Filing Persons and/or their affiliates, and could include one or more of the types of transactions described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filing Persons (or their affiliates) expect to engage in communications and discussions with the Company, members of the Board and management of the Company, other current or prospective shareholders of the Company, potential co-investors and financing sources (including current or potential investors in funds managed by Trian Management), investment and financing professionals, industry analysts and other knowledgeable industry or market observers and participants, and other interested parties regarding a potential transaction and/or the matters set forth in this Item 4, and may exchange information with such persons pursuant to appropriate confidentiality or similar agreements. The Filing Persons (and/or their affiliates) may submit to the Company proposals relating to a potential transaction and may take such other steps as the Filing Persons may deem appropriate from time to time in connection with such a transaction. There can be no assurance that any such proposals will be submitted by the Filing Persons (and/or their affiliates) or that any transaction will result from any such discussions or proposals, and the Filing Persons (and/or their affiliates) are under no obligation to propose or consummate any transaction.

The Filing Persons have retained, and may in the future retain, financial, legal and/or other advisors or consultants to assist them in evaluating their investment in the Company, a potential transaction with respect to the Company and/or the other matters set forth in this Item 4 and may exchange information with such persons pursuant to confidentiality or similar agreements. The Filing Persons may, at any time and from time to time, review and reconsider their position and/or change their purpose or take actions with respect to their investment in the Company as they deem appropriate, including formulating other plans and/or making other proposals, and/or changing their intention with respect to or considering or proposing, one or more of the matters referred to in this Item 4. The Filing Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants, and propose transactions, before forming a plan or intention to engage in such plans or actions or proceed with any such transactions.

The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above.  Notwithstanding anything contained herein, the Filing Persons specifically reserve the right to change their intention with respect to any or all of the matters described in this Item 4.
Item 5.  Interest in Securities of the Issuer

(1)  Part (a) of Item 5 of the Statement is amended by deleting the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 9,952,991 shares of Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 5,477,809 shares of Common Stock.  Mr. Garden directly owns and has the sole power to dispose of and vote 240,365 shares of Common Stock.  Mr. M. Peltz directly owns and has the sole power to dispose of and vote 83,266 shares of Common Stock.

Claudia Peltz, Mr. Peltz’s wife, is the beneficial owner of 44,169 shares of Common Stock.  These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Mrs. Peltz was the sole member.  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Mrs. Peltz.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz 2009 Family Trust is the beneficial owner of 132,397 shares of Common Stock.  Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz 2009 Family Trust.  The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee.  Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the 2009 Family Trust. Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

In addition, certain of Mr. Peltz’s minor children (the “Peltz Minor Children”) beneficially own 81,104 shares of Common Stock, which Mr. Peltz may be deemed to beneficially own.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 195,430 shares of Common Stock.  Mr. and Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz Family Foundation.  Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation.  Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 32,910 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 5,477,809 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 10,166,492 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz and the Peltz Family Foundation).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 8,119,702 shares of Common Stock, Trian Master Fund directly owns 13,581,876 shares of Common Stock, Parallel Fund I directly owns 1,172,869 shares of Common Stock, Trian GP directly owns 12,798 shares of Common Stock, Fund-G II directly owns 663,203 shares of Common Stock, Fund-G III directly owns 162,088 shares of Common Stock and Fund-K directly owns 1,620,803 shares of Common Stock.  Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K and Trian GP.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 41,217,239 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Ms. Peltz, the Peltz 2009 Family Trust, the Peltz Minor Children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, and Trian GP, but excluding shares beneficially owned by the May Family Foundation), representing approximately 19.24% of the outstanding shares of Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 41,010,550 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, and Trian GP, but excluding shares beneficially owned by Ms. Peltz, and the Peltz Family Foundation), representing approximately 19.14% of the outstanding shares of Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 25,573,704 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, and Trian GP), representing approximately 11.94% of the outstanding shares of Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 55 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on May 24, 2022, the Filing Persons beneficially owned, in the aggregate, 41,573,780 shares of Common Stock, representing approximately 19.40% of the outstanding Common Stock (based upon 214,246,760 shares of Common Stock outstanding as of May 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended on April 3, 2022).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP, Fund-G II, Fund-G III and Fund-K beneficially and directly owns and has sole voting power and sole dispositive power with regard to 8,119,702, 13,581,876, 1,172,869, 12,798, 663,203, 162,088 and 1,620,803 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III and Fund-K (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III and Fund-K directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Part (c) of Item 5 of the Statement is amended and supplemented by the following:

Except as set forth in Item 3 above, the Filing Persons have not engaged in any transactions with respect to the shares of Common Stock during the past sixty (60) days.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2022
TRIAN PARTNERS GP, L.P.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/ NELSON PELTZ Nelson Peltz
/s/ PETER W. MAY Peter W. May
/s/ EDWARD P. GARDEN Edward P. Garden
/s/ MATTHEW H. PELTZ Matthew H. Peltz

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 35.
38
Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39
Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 40.
41	Partial Release and Fourteenth Omnibus Amendment, dated as of August 18, 2014, to the Amended Documents referred to therein by and among Peter W. May, Leni May and Bank of America, N.A.	Filed with Amendment 43.
42	Partial Release and Eighth Omnibus Amendment, dated as of September 17, 2014, to the Amended Documents referred to therein by and among Nelson Peltz, Claudia Peltz and Bank of America, N.A.	Filed with Amendment 43.
43	Stock Purchase Agreement dated June 2, 2015 between the Company and the persons listed on Schedule I thereto.	Filed with Amendment 44.
44	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 50.

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